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KENNETH.BURDON@SKADDEN.COM

February 2, 2016

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John Grzeskiewicz

Jacob Sandoval

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Municipal Income Investment Trust

(File No. 811-10333)

Dear Mr. Grzeskiewicz and Mr. Sandoval:

Thank you for your oral comments on January 14, 2016 and January 20, 2016 regarding the Preliminary Joint Proxy Statement/Prospectus on Form N-14 (the “Preliminary N-14”) filed by BlackRock Municipal Income Investment Trust (“BBF”) with respect to its proposed reorganization (the “Reorganization”) with BlackRock Municipal Bond Investment Trust (“BIE” and, together with BBF, the “Funds”) on December 18, 2015 with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Preliminary N-14 and, on behalf of BBF, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to BBF’s registration statement on Form N-14 (the “Amendment”), which BBF intends to file on or about the date hereof, and will be marked to show all changes made since the filing of the Preliminary N-14.

Your comments are summarized in bold, followed by BBF’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Preliminary N-14.

John Grzeskiewicz

Jacob Sandoval

February 2, 2016

Comments and Responses

1.	Please provide an analysis of the Reorganization based on the factors described in the North American Security Trust No-Action Letter.[1]

In North American Security Trust, SEC Staff No-Action Letter (August 5, 1994), the SEC staff outlined criteria to be utilized in evaluating the legal, accounting and performance survivor in an investment company combination. These criteria included the combining funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. The following describes the application of these criteria to the Reorganization.

The Funds have the same investment adviser; the same portfolio managers; substantially the same investment objectives, policies and restrictions; and similar portfolio compositions. As described below, the Combined Fund’s pro forma expense ratio is more similar to BBF’s expense ratio, and BBF is the larger fund. The Funds therefore believe that BBF is the appropriate legal, accounting and performance survivor in the Reorganization.

Expense Structure and Ratios – The expense structure and total expense ratio of the Combined Fund is expected to more closely resemble that of BBF.

BIE currently pays the Investment Advisor a monthly fee at an annual contractual investment management fee rate of 0.65% of its average weekly managed assets, subject to a voluntary fee waiver of 0.08% of its average weekly managed assets, and BBF currently pays the Investment Advisor a monthly fee at an annual contractual investment management fee rate of 0.60% of its average weekly managed assets.

If the Reorganization is consummated, the annual contractual investment management fee rate of the Combined Fund will be 0.57% of the average weekly managed assets of the Combined Fund. The annual contractual investment management fee rate of the Combined Fund represents an 8 basis point reduction in the annual contractual investment management fee rate of BIE and makes permanent BIE’s existing voluntary fee waiver, and also represents a 3 basis point reduction in the annual contractual investment management fee rate of BBF.

[1]	North American Security Trust, SEC Staff No-Action Letter (August 5, 1994).

John Grzeskiewicz

Jacob Sandoval

February 2, 2016

For the 12-month period ended July 31, 2015, the Total Expense Ratios of BIE and BBF were 1.97% and 1.76%, respectively. “Total Expenses” means a Fund’s total annual operating expenses (including interest expenses and applicable fee waivers). “Total Expense Ratio” means a Fund’s Total Expenses expressed as a percentage of its average net assets attributable to its Common Shares.

The Funds estimate that the completion of the Reorganization would result in a Total Expense Ratio for the Combined Fund of 1.67% on a historical and pro forma basis for the 12-month period ended July 31, 2015, representing a reduction in the Total Expense Ratio for the common shareholders of BIE and BBF of 0.30% and 0.09%, respectively.

Asset Size – BBF has the larger asset size of the Funds. BIE is approximately 47% smaller than BBF. As of July 31, 2015 BIE had approximately $88 million in managed assets and BBF had approximately $167 million in managed assets.

In light of the foregoing, the Funds believe that BBF is the appropriate legal, accounting and performance survivor in the Reorganization.

2.	Please file as an exhibit to the Amendment a form of investment management agreement reflecting the annual management fee rate if the Reorganization is completed.

The Form of Investment Management Agreement to be entered into between BBF, as the Combined Fund, and BlackRock Advisors, LLC if the Reorganization is consummated is included as Exhibit 6(b) to the Amendment.

3.	On page 37 of the Preliminary N-14, the Special Rate Period is described as ending on April 18, 2018, but in BIE’s Annual Report for its fiscal year ended August 31, 2015 (the “2015 Annual Report”) the Special Rate Period is described as ending on April 19, 2017. Please ensure the Amendment sets forth the correct date on which the Funds’ Special Rate Period will end.

The Funds note that the Funds’ three-year Special Rate Period will end on April 18, 2018. The reference to a special rate period ending on April 19, 2017 in

John Grzeskiewicz

Jacob Sandoval

February 2, 2016

BIE’s 2015 Annual Report relates to a different investment company in the same fund complex whose financial statements are presented in the same annual report.

4.	With respect to tender option bonds, please confirm that BBF will segregate or earmark assets in accordance with Investment Management Staff Issues of Interest “Funds Using Tender Option Bond (TOB) Financings”.[2]

With respect to its use of tender option bonds, BBF confirms that it will segregate or earmark assets in accordance with Investment Management Staff Issues of Interest “Funds Using Tender Option Bond (TOB) Financings.”3

5.	With respect to the senior securities table required by Item 4.3 of Form N-2, please confirm that the asset coverage for the VRDP Shares reflects a figure that would be arrived at using the calculation method described in Section 18(h) of the 1940 Act. Please ensure that the information included in the senior securities table required by Item 4.3 of Form N-2 in the Amendment is audited to the extent required by Instruction 1 to Item 4.3 of Form N-2.

The Funds confirm that the asset coverage for the VRDP Shares included in the senior securities table required by Item 4.3 of Form N-2 in the Amendment is audited and reflects a figure that would be arrived at using the calculation method described in Section 18(h) of the 1940 Act.

6.	Supplementally provide the calculations for the leverage and coverage ratios described in the table on page vii of the Preliminary N-14.

The Preliminary N-14 provides the asset coverage ratio, regulatory leverage ratio, and effective leverage ratio of each Fund as of July 31, 2015 and for the Combined Fund on a pro forma basis assuming the Reorganization had taken place as of July 31, 2015.

[2]	Securities & Exchange Commission, Investment Management Staff Issues of Interest, “Funds Using Tender Option Bond (TOB) Financings” (Mar. 29, 2012), available at

https://www.sec.gov/divisions/investment/issues-of-interest.shtml#tobfinancing.

[3]	Id.

John Grzeskiewicz

Jacob Sandoval

February 2, 2016

Asset Coverage Ratio

The Funds have calculated the “Asset Coverage Ratio” as: the Fund’s “Total Net Assets” divided by the sum of the “Liquidation Preference of the Fund’s VRDP Shares” plus any “Accumulated and Unpaid Dividends” on such VRDP Shares.

For BIE, as of July 31, 2015:

•	“Total Net Assets” equals $71,241,531
•	“Liquidation Preference of the Fund’s VRDP Shares” equals $17,800,000
•	“Accumulated and Unpaid Dividends” on such VRDP Shares equals $633
•	“Asset Coverage Ratio” equals 400%

For BBF, as of July 31, 2015:

•	“Total Net Assets” equals $135,739,893
•	“Liquidation Preference of the Fund’s VRDP Shares” equals $34,200,000
•	“Accumulated and Unpaid Dividends” on such VRDP Shares equals $338
•	“Asset Coverage Ratio” equals 398%

For the Combined Fund, calculated on a pro forma basis assuming the Reorganization had taken place as of July 31, 2015:

•	“Total Net Assets” equals $206,981,424
•	“Liquidation Preference of the Fund’s VRDP Shares” equals $52,000,000
•	“Accumulated and Unpaid Dividends” on such VRDP Shares equals $971
•	“Asset Coverage Ratio” equals 397%

Regulatory Leverage Ratio

The Funds have calculated the “Regulatory Leverage Ratio” as: the “Liquidation Preference of the Fund’s VRDP Shares” divided by the Fund’s “Total Net Assets.”

For BIE, as of July 31, 2015:

•	“Liquidation Preference of the Fund’s VRDP Shares” equals $17,800,000
•	“Total Net Assets” equals $71,241,531
•	“Regulatory Leverage Ratio” equals 24.99%

For BBF, as of July 31, 2015:

•	“Liquidation Preference of the Fund’s VRDP Shares” equals $34,200,000
•	“Total Net Assets” equals $135,739,893
•	“Regulatory Leverage Ratio” equals 25.20%

John Grzeskiewicz

Jacob Sandoval

February 2, 2016

For the Combined Fund, calculated on a pro forma basis assuming the Reorganization had taken place as of July 31, 2015:

•	“Liquidation Preference of the Fund’s VRDP Shares” equals $52,000,000
•	“Total Net Assets” equals $206,981,424
•	“Regulatory Leverage Ratio” equals 25.12%

Effective Leverage Ratio

The Funds have calculated the “Effective Leverage Ratio” as: the sum of the “Liquidation Preference of the Fund’s VRDP Shares” plus the “Liability for TOB Trust Floater Certificates Outstanding” divided by the sum of the Fund’s “Total Net Assets” plus the “Liability for TOB Trust Floater Certificates Outstanding.”

For BIE, as of July 31, 2015:

•	“Liquidation Preference of the Fund’s VRDP Shares” equals $17,800,000
•	“Liability for TOB Trust Floater Certificates Outstanding” equals $16,235,837
•	“Total Net Assets” equals $71,241,531
•	“Effective Leverage Ratio” equals 38.91%

For BBF, as of July 31, 2015:

•	“Liquidation Preference of the Fund’s VRDP Shares” equals $34,200,000
•	“Liability for TOB Trust Floater Certificates Outstanding” equals $29,682,276
•	“Total Net Assets” equals $135,739,893
•	“Effective Leverage Ratio” equals 38.62%

For the Combined Fund, calculated on a pro forma basis assuming the Reorganization had taken place as of July 31, 2015:

•	“Liquidation Preference of the Fund’s VRDP Shares” equals $52,000,000
•	“Liability for TOB Trust Floater Certificates Outstanding” equals $45,918,113
•	“Total Net Assets” equals $206,981,424
•	“Effective Leverage Ratio” equals 38.72%

In the Amendment the Funds have used the same formulas; however, the numbers used are as of January 15, 2016.

John Grzeskiewicz

Jacob Sandoval

February 2, 2016

7.	On page 61 of the Preliminary N-14, please include BBF’s maximum liability under recourse agreements related to TOBs that is included in BBF’s annual report for its fiscal year ended July 31, 2015.

BBF has made the requested change.

8.	On page 79 of the Preliminary N-14, please review the number of common shares outstanding for each Fund and make any necessary corrections in the Amendment.

BBF has made the requested corrections.

9.	On page 92 of the Preliminary N-14, please update the Capitalization Table in the Amendment to provide information that is current to within 30 days of filing.

BBF has made the requested changes.

10.	Confirm that all required Form N-14 exhibits have been filed with respect to BBF’s VRDP Shares.

BBF confirms that all required Form N-14 exhibits have been filed with respect to BBF’s VRDP Shares.

11.	Where applicable, please make conforming changes to the Amendment based on comments received on December 22, 2015 from the Commission staff with respect to the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed jointly by BBF and BIE on December 18, 2015 with the Commission with respect to the Reorganization.

BBF has made conforming changes to the Amendment where applicable.

12.	Please include the “Tandy Representations” in the Funds’ response letter.

The Funds acknowledge that:

(a)	they are responsible for the adequacy and accuracy of the disclosures in the Amendment;

(b)	Commission staff comments on, or changes to disclosure in response to staff comments on, the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and

John Grzeskiewicz

Jacob Sandoval

February 2, 2016

(c)	the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon